UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

bwin Interactive Entertainment AG
(Name of Subject Company)

Austria
(Jurisdiction of Subject Company’s Incorporation or Organization)

PartyGaming Plc
(Name of Person(s) Furnishing Form)

bwin Interactive Entertainment AG Shares
(Title of Class of Subject Securities)

ISIN AT0000767553
(CUSIP Number of Class of Securities (if applicable))

Konrad Sveceny bwin Interactive Entertainment AG Boersegasse 11 Vienna 1010 Austria Telephone: +43 50 858 16
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to: Sarah Murphy Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1H5 United Kingdom Telephone: +44 (0) 20 7936 4000 December 23, 2010 (Publication of Offer Document)
(Date Tender Offer/Rights Offering Commenced)

Explanatory Note

Due to the size of this document, it is being submitted in two sections. This submission represents 2 of 3.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

N/A

Item 2. Informational Legends

The merger between PartyGaming Plc and bwin Interactive Entertainment AG is subject to the disclosure requirements and practices applicable in Gibraltar, Austria and the United Kingdom to statutory mergers, which differ from the disclosure requirements of the United States. Financial information included in this document has been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and interpretations published by the International Accounting Standards Board which have been adopted by the European Commission and endorsed for use in the EU, and complies with accounting standards applicable in Gibraltar or Austria (as the case may be), and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for investors to enforce their rights and any claim they may have arising under US federal securities laws. The Company is incorporated in Gibraltar, and all of its current and proposed officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment. There is also doubt as to the enforceability of certain civil liabilities under US federal securities laws in original actions in Gibraltar courts, and, subject to certain exceptions and time limitations, Gibraltar courts will treat a final and conclusive judgment of a US court for a liquidated amount as a debt enforceable by fresh proceedings in the Gibraltar courts.

Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the ‘Securities Act’) or pursuant to an exemption from such registration. The New Shares to be issued pursuant to the proposed Merger described in this document are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Existing bwin Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. Neither the US Securities and Exchange Commission (the ‘SEC’) nor any US state securities commission has approved or disapproved of the securities offered in connection with the Merger, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence. In accordance with the exemption from the registration requirements of the Securities Act, provided by Rule 802 thereunder with respect to the New Shares to be issued in connection with the Merger, PartyGaming Plc will submit to the SEC any informational document it publishes or otherwise disseminates to Existing bwin Shareholders in relation to the Merger.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.1	Information Memorandum
99.2	PartyGaming Plc Shareholders’ Circular
99.3	Merger Plan
99.4	bwin Interactive Entertainment AG Management Board Report
99.5	bwin Interactive Entertainment AG Supervisory Board Report
99.6	PartyGaming Plc Board of Directors Report
99.7	Independent Expert’s Report, Deloitte Audit Wirtschaftsprufungs GmbH
99.8	Independent Expert’s Report, Deloitte Limited
99.9	bwin Interactive Entertainment AG Annual Report 2009
99.10	bwin Interactive Entertainment AG Annual Report 2008
99.11	bwin Interactive Entertainment AG Annual Report 2007
99.12	PartyGaming Plc Interim Financial Statements as of 30 September 2010
99.13	PartyGaming Plc Annual Report 2009
99.14	PartyGaming Plc Annual Report 2008
99.15	PartyGaming Plc Annual Report 2007
99.16	Notice regarding the notice published in the Wiener Zeitung
99.17	bwin Interactive Entertainment AG Shareholder EGM Invitation
99.18	bwin Interactive Entertainment AG Proxy Form
99.19	bwin Interactive Entertainment AG Revocation of Proxy
99.20	bwin Interactive Entertainment AG Resolution Proposals

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by PartyGaming Plc with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on December 27th, 2010.

PART IV - SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert Hoskin

(Signature)

Robert Hoskin Company Secretary of PartyGaming Plc
(Name and Title)

December 27, 2010
(Date)